Exhibit 99.1

CRESCO LABS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2021

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares and Special Subordinate Voting Shares (collectively, the “Voting Shares”) of Cresco Labs Inc. (“Cresco” or the “Corporation”) will be held at 10:00 a.m. (Central Daylight Time) on June 30, 2021 and will be a virtual meeting conducted via live audio webcast. The Meeting will be held for the following purposes:

1.	to receive and consider the Corporation’s financial statements for the years ended December 31, 2020 and 2019, together with the auditor’s report thereon (collectively, the “Financial Statements”);

2.	to set the number of directors of the Corporation at eleven;

3.	to elect the directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed;

4.	to appoint Marcum LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof;

5.	to consider and, if deemed advisable, to pass a special resolution to amend the articles of the Corporation to vary the rights and restrictions attached to the Super Voting Shares; and

6.	to transact any other business as may properly be brought before the Meeting or any adjournment(s) or postponement thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Annual and Special Meeting (the “Information Circular”).

The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is May 26, 2021 (the “Record Date”). All Shareholders of record as of the close of business on the Record Date are entitled to virtually attend, participate and vote at the Meeting or by proxy.

Due to the ongoing concerns related to the spread of the coronavirus (COVID-19) and in order to protect the health and safety of Shareholders, employees, other stakeholders and the community, the Corporation will hold the Meeting in a virtual, audio only, online format conducted by live webcast at https://web.lumiagm.com/288390273. The Corporation intends to utilize a virtual meeting for the Meeting in light of the ongoing COVID-19 pandemic and the government restrictions on social gatherings as a result thereof. The Corporation will consider whether to revert to physical in person meetings for future Shareholder meetings as circumstances permit.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. In order to be valid and acted upon at the Meeting, completed proxies or votes must be received by Odyssey Trust Company by 10:00 a.m. (Central Daylight Time) on June 28, 2021 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting. A person appointed as proxyholder need not be a Shareholder. See the Information Circular for further instructions.

Shareholders should follow the instructions on the forms they receive and if they have any questions contact their intermediaries or Odyssey Trust Company, the Corporation’s transfer agent, toll free within North America at 1.800.517.4553, outside of North America at 1.587.885.0960 or by e-mail at proxy@odysseytrust.com.

Shareholders will not be able to attend the Meeting in person, but will have an opportunity to participate at the Meeting online regardless of their geographic location. Registered Shareholders and duly appointed proxyholders who attend the Meeting online will still have the opportunity to participate in the question and answer session and vote their common shares at the Meeting, provided that they follow the instructions in the accompanying Information Circular and remain connected to the internet at all times during the Meeting. Beneficial Shareholders who do not appoint themselves as their proxyholder in accordance with the instructions in this Information Circular and provided by their intermediary will be able to participate as guests at the Meeting. Guests will be able to listen to the proceedings of the Meeting but cannot vote. Shareholders who usually vote by proxy ahead of the Meeting will be able to do so in the same manner as previous Shareholder meetings.

This Information Circular will be available on Cresco’s website at www.investors.crescolabs.com as of June 3, 2021 and will remain on the website for one full year thereafter. This Notice, the Financial Statements, the form of proxy and the Information Circular will also be available on SEDAR at www.sedar.com.

DATED as of the 2nd day of June, 2021.

                                                                                                           Yours truly,

/s/ Thomas J. Manning
Thomas J. Manning Executive Chairman of the Board